EXHIBIT 99.1

China Lodging Group, Limited Reports Third Quarter of 2016 Results

  A total of 3,198 hotels or 322,785 hotel rooms in operation as of September 30, 2016
  Net revenues increased 10.9% year-over-year to RMB1,773.8 million (US$266.0 million) 1 for the third quarter of 2016, in line with the guidance previously announced.
  Income from operations increased 24.6% year-over-year to RMB351.0 million (US$52.6 million) for the third quarter of 2016.
  Adjusted EBITDA (non-GAAP) increased 20.2% year-over-year to RMB558.5 million (US$83.8 million) for the third quarter of 2016.
  Net income attributable to China Lodging Group, Limited increased 31.4% year-over-year to RMB293.9 million (US$44.1 million) for the third quarter of 2016.
  Basic earnings per ADS2 were RMB4.24 (US$0.64) and diluted earnings per ADS were RMB4.12 (US$0.62) for the third quarter of 2016. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB4.41 (US$0.66) and adjusted diluted earnings per ADS (non-GAAP) were RMB4.28 (US$0.64) for the third quarter of 2016.
  The Company expects the Q4 2016 net revenues growth of 9% to 11% year-over-year; and revises the full year 2016 net revenues growth of 12.7% to 13.3%.

SHANGHAI, China, Nov. 14, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Operational Highlights

  During the third quarter of 2016, the Company added a net of 84 hotels, including the opening of 171 hotels and the closure of 87 hotels. As of September 30, 2016, the Company had 625 leased (“leased-and-operated”) and owned hotels, 2,399 manachised (“franchised-and-managed”) hotels, and 174 franchised hotels in operation in 365 cities. As of September 30, 2016, the number of hotel rooms in operation totaled 322,785, an increase of 22% from a year ago.

  As of September 30, 2016, the Company had 23 leased hotels and 482 manachised and franchised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB194 in the third quarter of 2016, compared with RMB188 in the third quarter of 2015 and RMB184 in the previous quarter. The year-over-year increase of 3.6% was due to more favorable brand mix with an increased proportion of midscale and upscale hotels in operation. The sequential increase resulted mainly from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 88.9% in the third quarter of 2016, compared with 89.2% in the third quarter of 2015 and 85.2% in the previous quarter. The slight year-over-year decrease was mainly due to lower occupancy of our new brands, and partially offset by improved occupancy in mature hotels. The sequential increase was mainly due to seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB173 in the third quarter of 2016, compared with RMB167 in the third quarter of 2015 and RMB157 in the previous quarter. The year-over-year increase of 3.2% was a result of higher ADR. The sequential increase resulted mainly due to seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB172 for the third quarter of 2016, representing a 0.5% increase from RMB171 for the third quarter of 2015, with a 0.4% increase in ADR and a 0.2-percentage-point increase in occupancy rate. Excluding hotel rooms under renovations for product upgrades, the normalized same-hotel RevPAR would show a year-over-year increase of 0.9%. In the third quarter of 2016, the midscale and upscale hotels registered a 7.5% same-hotel RevPAR improvement, mainly driven by a 5.5% increase in ADR and a 1.6-percentage-point increase in occupancy rate.

  As of September 30, 2016, the Company’s loyalty program had approximately 69 million members, who contributed about 79% of room nights sold during the third quarter of 2016. In the third quarter of 2016, approximately 88% of room nights were sold through the Company’s own channels.

“We are encouraged by our accelerated blended RevPAR growth this quarter. The year-over-year growth of 3.2% was fueled by the improved blended RevPAR of HanTing hotels thanks to upgrade to HanTing 2.0, coupled with continuously-growing demand for our midscale hotels. In the third quarter, the blended RevPAR of HanTing hotels increased by 0.4% year-over-year, with 30% of rooms under HanTing 2.0 model. We will continue the upgrade program of economy hotels in the next three years, so as to revitalize our flagship brand to attract more customers and franchisees,” said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“In 2016, our focus remains on product quality. In addition to our economy hotels upgrade program, we have also strengthened the brand and operating standards for our existing hotels by removing a number of hotels that failed to comply with our standards. We have also increased the proportion of midscale and upscale hotels in the portfolio. In the first nine months of 2016, midscale and upscale brands accounted for 27% of our net new openings, and 39% of our pipeline as of September 30, 2016. We believe our continued focus on quality and powerful brand portfolio will lead to better operational performance and financial results in the coming quarters,” Jenny added.

Third Quarter of 2016 Financial Results

(RMB in thousands)	Q3 2015	Q2 2016	Q3 2016	YoY change	QoQ Change
Revenues:
Total revenues from Leased and owned hotels	1,374,492	1,329,736	1,390,334	1.2%	4.6%
Total revenues from Manachised and franchised hotels	318,864	351,831	373,239	17.1%	6.1%
Total revenues from Others	-	8,994	10,233		13.8%
Total revenues	1,693,356	1,690,561	1,773,806	4.8%	4.9%
Less: business tax and related surcharges	(93,176)	(33,642)	-
Net revenues	1,600,180	1,656,919	1,773,806	10.9%	7.1%
Net revenues from leased and owned hotels	1,298,861	1,303,274	1,390,334	7.0%	6.7%
Net revenues from manachised and franchised hotels	301,319	344,830	373,239	23.9%	8.2%
Net revenues from others	-	8,815	10,233		16.1%
Note: Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. For comparison purpose, the net revenues for each business in Q3 2015 and Q2 2016 are calculated with proportional allocation of the business tax and related surcharges.

Net revenues for the third quarter of 2016 were RMB1,773.8 million (US$266.0 million), representing a 10.9% year-over-year increase and a 7.1% sequential increase. The year-over-year increase was primarily due to our expanded hotel network and improved blended RevPAR. The sequential increase was due to seasonality.

Net revenues from leased and owned hotels for the third quarter of 2016 were RMB1,390.3 million (US$208.5 million), representing a 7.0% year-over-year increase and a 6.7% sequential increase.

Net revenues from manachised and franchised hotels for the third quarter of 2016 were RMB373.2 million (US$56.0 million), representing a 23.9% year-over-year increase and an 8.2% sequential increase. Net revenues from manachised and franchised hotels accounted for 21.0% of the Company’s net revenues in the third quarter of 2016, increased from 18.8% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from Hua Zhu mall and the provision of IT products and services to hotels, totaling RMB10.2 million (US$1.5 million) in the third quarter of 2016.

(RMB in thousands)	Q3 2015	Q2 2016	Q3 2016	YoY change	QoQ Change
Operating costs and expenses:
Hotel operating costs	1,166,759	1,217,412	1,249,701	7.1%	2.7%
Other operating costs	-	3,029	2,258		-25.5%
Selling and marketing expenses	42,383	36,064	31,264	-26.2%	-13.3%
General and administrative expenses	101,426	118,868	123,233	21.5%	3.7%
Pre-opening expenses	27,649	13,371	16,710	-39.6%	25.0%
Total operating costs and expenses	1,338,217	1,388,744	1,423,166	6.3%	2.5%

Hotel operating costs for the third quarter of 2016 were RMB1,249.7 million (US$187.4 million), compared to RMB1,166.8 million in the third quarter of 2015 and RMB1,217.4 million in the previous quarter, representing a 7.1% year-over-year increase and a 2.7% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2016 were RMB1,245.8 million (US$186.8 million), representing 70.3% of net revenues, compared to 72.7% for the third quarter of 2015 and 73.3% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR and VAT deductions. The sequential decrease in the percentage was mainly due to seasonality.

Selling and marketing expenses for the third quarter of 2016 were RMB31.3 million (US$4.7 million), compared to RMB42.4 million in the third quarter of 2015 and RMB36.1 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2016 were RMB31.0 million (US$4.7 million), or 1.8% of net revenues, compared to 2.6% for the third quarter of 2015 and 2.2% for the previous quarter. The year-over-year and sequential decreases were mainly attributable to the adjustment related to membership points cost in the third quarter of 2016.

General and administrative expenses for the third quarter of 2016 were RMB123.2 million (US$18.5 million), compared to RMB101.4 million in the third quarter of 2015 and RMB118.9 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2016 were RMB115.5 million (US$17.3 million), representing 6.5% of net revenues, compared with 5.7% of net revenues in the third quarter of 2015 and 6.4% in the previous quarter. The year-over-year and sequential increases was mainly due to increase in personnel costs and professional fees.

Pre-opening expenses for the third quarter of 2016 were RMB16.7 million (US$2.5 million), representing a 39.6% year-over-year decrease and a 25.0% sequential increase. The year-over-year decrease was mainly due to fewer leased hotels opened and under construction in the third quarter of 2016. The sequential increase was mainly due to more leased hotels opened and under construction in the third quarter of 2016.

Income from operations for the third quarter of 2016 was RMB351.0 million (US$52.6 million), compared to RMB281.7 million in the third quarter of 2015 and RMB263.4 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2016 was RMB362.9 million (US$54.4 million), representing a 23.2% year-over-year increase and a 29.8% sequential increase. The adjusted operating margin，defined as adjusted income from operations (non-GAAP) as percentage of net revenues, for the third quarter of 2016 was 20.4%, compared with 18.4% in the third quarter of 2015 and 16.9% in the previous quarter. The improved year-over-year adjusted operating margin was mainly due to improved blended RevPAR, lower pre-opening expenses and VAT deductions. The sequential increase in the margin was mainly due to seasonality.

Net income attributable to China Lodging Group, Limited for the third quarter of 2016 was RMB293.9 million (US$44.1 million), compared to RMB223.6 million in the third quarter of 2015 and RMB315.5 million in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the third quarter of 2016 was RMB305.7 million (US$45.8 million), representing a 29.2% year-over-year increase and a 7.9% sequential decrease. The year-over-year increase was mainly due to the expanded hotel network, improved blended RevPAR and lower pre-opening expenses. The sequential decrease was mainly due to the one-off investment gain in the second quarter of 2016.

Basic and diluted earnings per share/ADS.  For the third quarter of 2016, basic earnings per share were RMB1.06 (US$0.16) and diluted earnings per share were RMB1.03 (US$0.15); basic earnings per ADS were RMB4.24 (US$0.64) and diluted earnings per ADS were RMB4.12 (US$0.62). For the third quarter of 2016, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB1.10 (US$0.17) and adjusted diluted earnings per share (non-GAAP) were RMB1.07 (US$0.16); adjusted basic earnings per ADS (non-GAAP) were RMB4.41 (US$0.66) and adjusted diluted earnings per ADS (non-GAAP) were RMB4.28 (US$0.64).

EBITDA (non-GAAP) for the third quarter of 2016 was RMB546.7 million (US$82.0 million), compared with RMB451.9 million in the third quarter of 2015 and RMB556.0 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the third quarter of 2016 was RMB558.5 million (US$83.8 million), representing a 20.2% year-over-year increase and a 2.4% sequential decrease.

Cash flow. Operating cash inflow for the third quarter of 2016 was RMB620.2 million (US$93.0 million). Investing cash inflow for the third quarter was RMB240.6 million (US$36.1 million).

Cash and cash equivalents and Restricted cash. As of September 30, 2016, the Company had a total balance of cash and cash equivalents, restricted cash of RMB3,004.0 million (US$450.5 million).

Debt financing. As of September 30, 2016, the Company had a short-term loan balance of RMB287.1 million (US$43.1 million) and the total credit facility available to the Company was RMB550.0 million (US$82.5 million).

Guidance for Fourth Quarter of 2016
The Company expects its net revenues to grow by 9%-11% in the fourth quarter of 2016. For the full year of 2016, the Company projects the growth rate to be within the range of 12.7%-13.3%. The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 8 p.m. ET, Monday, November 14, 2016 (or 9 a.m. on Tuesday, November 15, 2016 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 9969 7455.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 22, 2016. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 9969 7455.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; and adjusted EBITDA margin excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of September 30, 2016, the Company had 3,198 hotels or 322,785 rooms in operation in 365 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models. For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6685 on September 30, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2015	September 30, 2016
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,237,838	3,001,831	450,151
Restricted cash	360,500	2,157	324
Short-term investments	533,215	44,751	6,711
Accounts receivable, net	93,956	143,545	21,526
Amounts due from related parties	16,157	93,251	13,984
Prepaid rent	429,588	402,974	60,429
Inventories	24,529	21,759	3,263
Other current assets	167,995	195,395	29,301
Deferred tax assets	98,200	98,200	14,726
Total current assets	2,961,978	4,003,863	600,415

Property and equipment, net	3,805,886	3,792,742	568,755
Intangible assets, net	144,812	495,889	74,363
Long-term investments	356,578	913,105	136,928
Goodwill	108,344	167,505	25,119
Other assets	195,446	205,854	30,869
Deferred tax assets	120,477	111,500	16,720
Total assets	7,693,521	9,690,458	1,453,169

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	324,680	287,145	43,060
Accounts payable	585,347	500,712	75,086
Amounts due to related parties	7,653	13,346	2,001
Salary and welfare payable	210,955	161,214	24,175
Deferred revenue	705,607	828,911	124,303
Accrued expenses and other current liabilities	576,160	889,697	133,418
Dividends payable	276,261	-	-
Income tax payable	102,810	173,299	25,988
Deferred tax liabilities	1,465	1,465	220
Total current liabilities	2,790,938	2,855,789	428,251

Deferred rent	945,192	996,017	149,361
Deferred revenue	180,861	177,587	26,631
Other long-term liabilities	275,954	309,686	46,440
Deferred tax liabilities	59,828	98,737	14,806
Total liabilities	4,252,773	4,437,816	665,489

Equity:
Ordinary shares	186	203	30
Treasury shares	(107,331)	(107,331)	(16,095)
Additional paid-in capital	2,470,099	3,671,288	550,542
Retained earnings	1,007,559	1,686,316	252,878
Accumulated other comprehensive income (loss)	59,596	(870)	(131)
Total China Lodging Group, Limited shareholders' equity	3,430,109	5,249,606	787,224
Noncontrolling interest	10,639	3,036	456
Total equity	3,440,748	5,252,642	787,680
Total liabilities and equity	7,693,521	9,690,458	1,453,169

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,374,492	1,329,736	1,390,334	208,493
Manachised and franchised hotels	318,864	351,831	373,239	55,971
Others	-	8,994	10,233	1,534
Total revenues	1,693,356	1,690,561	1,773,806	265,998
Less: business tax and related surcharges	(93,176)	(33,642)	-	-
Net revenues	1,600,180	1,656,919	1,773,806	265,998

Operating costs and expenses:
Hotel operating costs:
Rents	(459,805)	(473,549)	(458,946)	(68,823)
Utilities	(82,475)	(66,730)	(85,953)	(12,889)
Personnel costs	(247,161)	(275,206)	(282,911)	(42,425)
Depreciation and amortization	(161,178)	(170,688)	(171,089)	(25,656)
Consumables, food and beverage	(125,703)	(129,792)	(122,071)	(18,306)
Others	(90,437)	(101,447)	(128,731)	(19,304)
Total hotel operating costs	(1,166,759)	(1,217,412)	(1,249,701)	(187,403)
Other operating costs	-	(3,029)	(2,258)	(339)
Selling and marketing expenses	(42,383)	(36,064)	(31,264)	(4,688)
General and administrative expenses	(101,426)	(118,868)	(123,233)	(18,480)
Pre-opening expenses	(27,649)	(13,371)	(16,710)	(2,506)
Total operating costs and expenses	(1,338,217)	(1,388,744)	(1,423,166)	(213,416)
Other operating income (expense), net	19,718	(4,787)	399	60
Income from operations	281,681	263,388	351,039	52,642
Interest income	6,277	15,472	19,154	2,872
Interest expense	(1,908)	(3,541)	(2,158)	(324)
Other income	(289)	109,724	11,577	1,736
Foreign exchange gain	6,793	5,926	1,800	270
Income before income taxes	292,554	390,969	381,412	57,196
Income tax expense	(67,290)	(77,457)	(94,204)	(14,127)
Income (Loss) from equity method investments	(477)	(3,146)	2,277	342
Net income	224,787	310,366	289,485	43,411
Less: net loss (income) attributable to noncontrolling interests	(1,138)	5,134	4,384	657
Net income attributable to China Lodging Group, Limited	223,649	315,500	293,869	44,068
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	(68,357)	4,064	10,395	1,559
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	-	(55,018)	-	-
Foreign currency translation adjustments, net of tax	1,789	(6,003)	(1,547)	(232)
Comprehensive income	158,219	253,409	298,333	44,738
Comprehensive loss (income) attributable to the noncontrolling interest	(1,138)	5,134	4,384	657
Comprehensive income attributable to China Lodging Group, Limited	157,081	258,543	302,717	45,395

Earnings per share:
Basic	0.89	1.14	1.06	0.16
Diluted	0.87	1.11	1.03	0.15

Earnings per ADS:
Basic	3.58	4.56	4.24	0.64
Diluted	3.49	4.44	4.12	0.62

Weighted average number of shares used in computation:
Basic	249,956	276,496	277,169	277,169
Diluted	256,083	284,009	285,426	285,426

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	224,787	310,366	289,485	43,411
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	12,938	16,232	11,813	1,771
Depreciation and amortization	165,302	174,952	175,637	26,338
Deferred taxes	-	(3,789)	6,426	964
Bad debt expenses	348	97	(964)	(145)
Deferred rent	37,482	22,088	20,923	3,138
Gain from disposal of property and equipment	-	6,841	1,252	188
Impairment loss	34,735	33,222	51,457	7,716
Loss (Income) from equity method investments	477	3,146	(2,277)	(342)
Gain from sale of investments	-	(105,849)	1,989	298
Excess tax benefit from share-based compensation	(1,790)	(510)	(3,656)	(548)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	4,159	(20,809)	(4,114)	(617)
Prepaid rent	(30,510)	33,528	(22,304)	(3,345)
Inventories	1,553	1,590	(565)	(85)
Amounts due from related parties	-	(3,954)	1	-
Other current assets	(481)	(11,874)	(21,681)	(3,251)
Other assets	(4)	410	(6,451)	(967)
Accounts payable	(7,763)	23,867	(1,107)	(166)
Amounts due to related parties	(1,574)	3,180	1,764	265
Salary and welfare payables	(29,622)	44,827	(27,150)	(4,071)
Deferred revenue	54,260	54,638	(42,477)	(6,370)
Accrued expenses and other current liabilities	26,481	32,597	126,971	19,041
Income tax payable and receivable	11,075	34,660	54,895	8,232
Other long-term liabilities	10,642	10,648	10,319	1,547
Net cash provided by operating activities	512,495	660,104	620,186	93,002

Investing activities:
Purchases of property and equipment	(128,910)	(105,747)	(108,719)	(16,303)
Purchases of intangibles	(444)	(1,049)	(5,122)	(768)
Acquisitions, net of cash received	(460)	132,348	(2,926)	(439)
Proceeds from disposal of subsidiary and branch	2,500	(20,667)	-	-
Purchase of long-term investments	(72,437)	(52,422)	(20,150)	(3,022)
Proceeds from maturity/sale of long-term investments	4,007	5,009	8,958	1,343
Payment for shareholder loan to joint venture	-	(3,442)	(81)	(12)
Collection of shareholder loan from joint venture	773	-	9,285	1,392
Purchase of short-term investments	(207,916)	(25,400)	-	-
Proceeds from maturity/sale of short-term investments	885	451,616	996	150
Decrease (increase) in restricted cash	(580,000)	-	358,343	53,737
Net cash provided by (used in) investing activities	(982,002)	380,246	240,584	36,078

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	1,917	990	3,299	495
Payment of share repurchase	(107,331)	-	-	-
Proceeds from short-term debt	489,376	-	-	-
Repayment of short-term debt	(13,581)	-	(332,555)	(49,870)
Repayment of funds advanced from noncontrolling interest holders	(100)	(100)	-	-
Acquisition of noncontrolling interest	(2,042)	-	-	-
Contribution from noncontrolling interest holders	-	245	800	120
Dividend paid to noncontrolling interest holders	(475)	(240)	(1,935)	(290)
Excess tax benefit from share-based compensation	1,790	510	3,656	548
Net cash provided by (used in) financing activities	369,554	1,405	(326,735)	(48,997)

Effect of exchange rate changes on cash and cash equivalents	5,705	9,837	1,444	217

Net increase in cash and cash equivalents	(94,248)	1,051,592	535,479	80,300
Cash and cash equivalents at the beginning of the period	893,476	1,414,760	2,466,352	369,851
Cash and cash equivalents at the end of the period	799,228	2,466,352	3,001,831	450,151

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended September 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,249,701	70.5%	3,866	0.2%	1,245,835	70.3%
Other operating costs	2,258	0.1%	-	0.0%	2,258	0.1%
Selling and marketing expenses	31,264	1.8%	244	0.0%	31,020	1.8%
General and administrative expenses	123,233	6.9%	7,703	0.4%	115,530	6.5%
Pre-opening expenses	16,710	0.9%	-	0.0%	16,710	0.9%
Total operating costs and expenses	1,423,166	80.2%	11,813	0.6%	1,411,353	79.6%
Income from operations	351,039	19.8%	11,813	0.6%	362,852	20.4%

	Quarter Ended September 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	187,403	70.5%	580	0.2%	186,823	70.3%
Other operating costs	339	0.1%	-	0.0%	339	0.1%
Selling and marketing expenses	4,688	1.8%	36	0.0%	4,652	1.8%
General and administrative expenses	18,480	6.9%	1,155	0.4%	17,325	6.5%
Pre-opening expenses	2,506	0.9%	-	0.0%	2,506	0.9%
Total operating costs and expenses	213,416	80.2%	1,771	0.6%	211,645	79.6%
Income from operations	52,642	19.8%	1,771	0.6%	54,413	20.4%

	Quarter Ended June 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,217,412	73.5%	3,254	0.2%	1,214,158	73.3%
Other operating costs	3,029	0.2%	-	0.0%	3,029	0.2%
Selling and marketing expenses	36,064	2.2%	283	0.0%	35,781	2.2%
General and administrative expenses	118,868	7.2%	12,695	0.8%	106,173	6.4%
Pre-opening expenses	13,371	0.8%	-	0.0%	13,371	0.8%
Total operating costs and expenses	1,388,744	83.9%	16,232	1.0%	1,372,512	82.9%
Income from operations	263,388	15.9%	16,232	1.0%	279,620	16.9%

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,166,759	72.9%	2,910	0.2%	1,163,849	72.7%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	42,383	2.6%	246	0.0%	42,137	2.6%
General and administrative expenses	101,426	6.3%	9,782	0.6%	91,644	5.7%
Pre-opening expenses	27,649	1.7%	-	0.0%	27,649	1.7%
Total operating costs and expenses	1,338,217	83.5%	12,938	0.8%	1,325,279	82.7%
Income from operations	281,681	17.6%	12,938	0.8%	294,619	18.4%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	223,649	315,500	293,869	44,068
Share-based compensation expenses	12,938	16,232	11,813	1,771
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	236,587	331,732	305,682	45,839

Earnings per share (GAAP)
Basic	0.89	1.14	1.06	0.16
Diluted	0.87	1.11	1.03	0.15

Earnings per ADS (GAAP)
Basic	3.58	4.56	4.24	0.64
Diluted	3.49	4.44	4.12	0.62

Adjusted earnings per share (non-GAAP)
Basic	0.95	1.20	1.10	0.17
Diluted	0.92	1.17	1.07	0.16

Adjusted earnings per ADS (non-GAAP)
Basic	3.79	4.80	4.41	0.66
Diluted	3.70	4.67	4.28	0.64

Weighted average number of shares used in computation
Basic	249,956	276,496	277,169	277,169
Diluted	256,083	284,009	285,426	285,426

	Quarter Ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	223,649	315,500	293,869	44,068
Interest income	(6,277)	(15,472)	(19,154)	(2,872)
Interest expenses	1,908	3,541	2,158	324
Income tax expense	67,290	77,457	94,204	14,127
Depreciation and amortization	165,302	174,952	175,637	26,338
EBITDA (non-GAAP)	451,872	555,978	546,714	81,985
Share-based Compensation	12,938	16,232	11,813	1,771
Adjusted EBITDA (non-GAAP)	464,810	572,210	558,527	83,756

China Lodging Group, Limited
Operational Data
	As of
	September 30,	June 30,	September 30,
	2015	2016	2016
Total hotels in operation:	2,588	3,114	3,198
Leased and owned hotels	619	627	625
Manachised hotels	1,899	2,306	2,399
Franchised hotels	70	181	174
Total hotel rooms in operation	264,076	314,811	322,785
Leased and owned hotels	75,384	77,123	77,158
Manachised hotels	182,663	220,456	229,565
Franchised hotels	6,029	17,232	16,062
Number of cities	342	357	365

	For the quarter ended
	September 30,	June 30,	September 30,
	2015	2016	2016
Occupancy rate (as a percentage)
Leased and owned hotels	90.5%	86.7%	90.0%
Manachised hotels	89.0%	85.5%	89.3%
Franchised hotels	73.3%	70.6%	74.1%
Blended	89.2%	85.2%	88.9%
Average daily room rate (in RMB)
Leased and owned hotels	207	210	217
Manachised hotels	179	175	186
Franchised hotels	187	181	194
Blended	188	184	194
RevPAR (in RMB)
Leased and owned hotels	188	182	195
Manachised hotels	159	150	166
Franchised hotels	137	128	144
Blended	167	157	173

Same-hotel Operational Data: like-for-like performance for hotels in operation for at least 18 months during the current quarter
	As of and for the quarter ended
	September 30,
	2015	2016
Total	2,050	2,050
Leased hotels	588	588
Manachised and franchised hotels	1,462	1,462
Occupancy rate (as a percentage)	90.8%	90.9%
Average daily room rate (in RMB)	188	189
RevPAR (in RMB)	171	172

Hotel breakdown by segment

	Number of hotels in operation		Number of rooms in operation
	Net added	As of	As of
	in Q3 2016	9/30/2016	9/30/2016
Economy hotels	45	2,771	266,554
HanTing Hotel	44	2,149	217,825
Leased hotels	-	492	56,494
Manachised hotels	43	1,656	161,267
Franchised hotels	1	1	64
Hi Inn	15	373	25,194
Leased hotels	(1)	36	3,412
Manachised hotels	8	293	19,011
Franchised hotels	8	44	2,771
Elan Hotel	(1)	179	13,261
Manachised hotels	(3)	146	10,935
Franchised hotels	2	33	2,326
ibis Hotel	(13)	70	10,274
Leased hotels	-	13	2,562
Manachised hotels	1	14	2,198
Franchised hotels	(14)	43	5,514
Midscale and upscale hotels	39	427	56,231
JI Hotel	27	256	36,062
Leased hotels	-	78	13,504
Manachised hotels	27	176	22,409
Franchised hotels	-	2	149
Starway Hotel	5	141	13,463
Leased hotels	(1)	2	386
Manachised hotels	10	94	9,101
Franchised hotels	(4)	45	3,976
Joya Hotel	-	5	945
Leased hotels	-	2	337
Manachised hotels	-	3	608
Manxin Hotels & Resorts	1	3	203
Leased hotels	(1)	-	-
Manachised hotels	2	3	203
ibis Styles Hotel	2	8	1,392
Manachised hotels	3	5	973
Franchised hotels	(1)	3	419
Mercure Hotel	3	11	3,295
Leased hotels	1	2	463
Manachised hotels	2	8	2,554
Franchised hotels	-	1	278
Novotel Hotel	1	2	680
Manachised hotels	-	1	306
Franchised hotels	1	1	374
Grand Mercure	-	1	191
Franchised hotels	-	1	191
Total	84	3,198	322,785

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy change	September 30,		yoy change	September 30,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,868	1,868	161	160	-0.8%	177	175	-0.8%	91%	91%	0.0%
Leased hotels	518	518	167	165	-0.9%	184	183	-0.5%	91%	90%	-0.3%
Manachised and franchised hotels	1,350	1,350	159	157	-0.8%	173	171	-0.9%	92%	92%	0.1%
Midscale and upscale hotels	182	182	245	263	7.5%	284	299	5.5%	86%	88%	1.6%
Leased hotels	70	70	285	311	8.9%	317	339	6.9%	90%	92%	1.6%
Manachised and franchised hotels	112	112	207	218	5.7%	250	259	3.7%	83%	84%	1.6%
Total	2,050	2,050	171	172	0.5%	188	189	0.4%	91%	91%	0.2%

In the third quarter of 2016, the midscale and upscale hotels that have been in operations for more than 18 months registered a 7.5% same-hotel RevPAR improvement, mainly driven by a 5.5% increase in ADR and a 1.6-percentage-point increase in occupancy rate. The difference in the RevPAR of the leased hotels and that of manachised and franchised hotels in this segment were mainly due to:

  Among the 182 midscale and upscale hotels presented in the above table, 66 out of a total of 70 leased hotels (~94%) were under the JI brand with a higher RevPar, compared to only 60 out of a total of 112 manachised and franchised hotels (~54%).
  Hotels located in Tier 1 cities recorded a higher RevPAR compared to those in the lower tier cities. Approximately 50% of JI hotels and 27% of Starway hotels were located in Tier-1 cities.

RevPAR for the JI brand is higher than that of the Starway brand due to different brand positioning. However, the Company does not observe meaningful differences in operations and performance between leased and manachised/franchised hotels under the same brand located in the same location.

Similarly, for the economy hotels, the difference in the RevPAR for leased hotels and that of manachised and franchised hotels is mainly due to different brand positioning and locations.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com